UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Eviation Aircraft Ltd.

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

M8220U106

(CUSIP Number)

Aaron M. Lampert, Adv.
Goldfarb Seligman & Co.
98 Yigal Alon Street
Tel Aviv, Israel 6789141

 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 17, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The  information  required  on the  remainder  of this  cover  page shall not be deemed to be  "filed"  for the  purpose  of Section 18 of the  Securities  Exchange  Act of 1934 (the "Act") or  otherwise subject  to the  liabilities  of that  section of the Act but shall be subject to all other  provisions  of the Act  (however,  see the Notes).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Magic Stones - Gemstone Import and Marketing Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,120,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,120,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,120,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5% *

14	TYPE OF REPORTING PERSON
CO

* Based on 10,694,820 Ordinary Shares outstanding as of October 15, 2017 (as reported by the Issuer in its Report on Form 6-Kfiled with the Securities and Exchange Commission on October 26, 2017).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Kadima Hasharon Holding Company Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,120,875

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,120,875

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,120,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
38.5% *

14	TYPE OF REPORTING PERSON
CO

* Based on 10,694,820 Ordinary Shares outstanding as of October 15, 2017 (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on October 26, 2017).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Michael Ilan Management and Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
347,410

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
347,410

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
347,410

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.2%*

14	TYPE OF REPORTING PERSON
IV

* Based on 10,694,820 Ordinary Shares outstanding as of October 15, 2017 (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on October 26, 2017).

CUSIP No. M8220U106

1	NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Michael Ilan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
4,468,285

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
4,468,285

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,468,285

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.7%*

14	TYPE OF REPORTING PERSON
IN

* Based on 10,694,820 Ordinary Shares outstanding as of October 15, 2017 (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on October 26, 2017).

This Amendment No. 1 amends the Schedule 13D initially filed on April 24, 2017, (collectively, the “Schedule 13D”) and is filed by Magic Stones, Kadima, Michael Ilan Management and Michael Ilan.

Item 2.   Identity and Background.

Item 2 is amended and restated as follows:

(a) - (c), (f): The following are the (i) names of the reporting persons (the “Reporting Persons”), (ii) place of organization, principal business, and address of the principal business or office of each Reporting Person that is a corporation, and (iii) residence or business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, of each Reporting Person who is a natural person:

(1) Magic Stones - Gemstone Import and Marketing Ltd. (“Magic Stones”), organized under the laws of the State of Israel. Magic Stones’ principal business is focused on investment activities.

(2) Kadima Hasharon Holding Company Ltd. (“Kadima”), organized under the laws of the State of Israel. Kadima is the sole shareholder of Magic Stones. Kadima’s principal business is holding the shares of Magic Stones.

(3) Michael Ilan Management and Investments Ltd. (“Michael Ilan Management”), organized under the laws of the State of Israel. Michael Ilan Management’s principal business is focused on investment activities.

(4) Michael Ilan is a citizen of the State of Israel. Mr. Ilan serves as the Chairman of each of Magic Stones, Kadima and Michael Ilan Management and is the sole shareholder of Kadima and a majority shareholder of Michael Ilan Management. Mr. Ilan’s principal business is investment management.

The business address for each of the Reporting Persons listed in (1), (2) and (3) above is c/o R.V.B. HOLDINGS LTD., Lev Hasharon Industrial Park, Kadima, P.O. Box 5062, Israel 6092000. The business address for Michael Ilan is 6 Stricker St., Tel Aviv-Yafo, Israel 6200608.

(d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended by adding the following:

On August 17, 2017, Michael Ilan Management entered into a Share Purchase Agreement (the “SPA”) with Eviation Aircraft Ltd. (the “Issuer”) and A.O. Tzidon (1999) Ltd., pursuant to which  Michael Ilan Management agreed to purchase 333,333 ordinary shares, no par value (“Ordinary Shares”) of the Issuer for an aggregate purchase price of $500,000, subject to the approval of the Issuer's board of directors and shareholders.   Michael Ilan Management used personal funds to pay the purchase price. See Item 6 for more information.

Item 4.   Purpose of the Transaction.

Item 4 is hereby amended by adding the following:

The Ordinary Shares acquired by Michael Ilan Management were acquired for investment purposes. The Reporting Persons intend to review their investment in the Issuer continually. Depending on the results of such review and other factors that the Reporting Persons deem relevant to an investment in the Issuer, the Reporting Persons may acquire additional shares of Ordinary Shares, or sell all or any portion of the Ordinary Shares owned by them, in open market or negotiated transactions at prices and terms acceptable to the Reporting Persons. Notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intentions with respect to any or all of the matters referred to in this Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Persons to Rows (11) through (13) of pages 2, 3, 4 and 5 of this Amendment No. 1 are incorporated herein by reference. As of February 13, 2018, (i) Magic Stones beneficially owned 4,120,875 Ordinary Shares, or 38.5% of the total number of Ordinary Shares issued and outstanding, (ii) Kadima beneficially owned 4,120,875 Ordinary Shares, or 38.5% of the total number of Ordinary Shares issued and outstanding, (iii) Michael Ilan Management beneficially owned 347,410 Ordinary Shares, or 3.2% of the total number of Ordinary Shares issued and outstanding, and (iv) Mr. Michael Ilan beneficially owned 4,468,285 Ordinary Shares, or 41.7% of the total number of Ordinary Shares issued and outstanding.

Except as set forth in this Item 5(a), the Reporting Persons do not beneficially own any Ordinary Shares.  The percentages stated above are based on 10,694,820 Ordinary Shares outstanding (as reported by the Issuer in its Report on Form 6-K filed with the Securities and Exchange Commission on October 26, 2017).

Item 5(b) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

The responses of the Reporting Person to Rows (7) through (10) of page 2, 3, 4 and 5 and Item 2 of this Schedule 13D are incorporated herein by reference.

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and supplemented by adding the following:

See Item 5(a) and 5(b) above. Except as described in this Amendment, no transactions in the Ordinary Shares were effected by the Reporting Persons in the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended and restated as follows:

On August 17, 2017, Michael Ilan Management entered into the SPA with the Issuer and A.O. Tzidon (1999) Ltd., pursuant to which  Michael Ilan Management agreed to purchase 333,333 Ordinary Shares of the Issuer for a price per share of $1.50 or an aggregate purchase price of $500,000, subject to the approval of the Issuer's board of directors and shareholders and the other conditions set forth in the SPA.   In addition, at any time prior to May 31, 2018, Michael Ilan Management has the option (the “Option”) to purchase additional Ordinary Shares at a price per share of $1.50 per share in an amount up to an additional $2,500,000. On August 17, 2017, Michael Ilan Management partially exercised its Option and agreed to purchase 14,077 Ordinary Shares.

On August 17, 2017, the Issuer entered into a Registration Rights Agreement with Michael Ilan Management, A.O. Tzidon (1999) Ltd. Magic Stones, Aviv Tzidon, Omer Bar Yohay and Dekel Tzidon.  The registration rights that have been provided are (a) piggy back registration rights and (b) F-3 registration rights after the filing of the Issuer’s next Form 20-F, assuming that the Issuer is then eligible to use such form of registration.  The piggyback registration rights can be limited in an unwritten offering provided that the holders of registration rights cannot be limited to less than 20% of the number of shares to be registered.

Item 7.  Materials to be Filed as Exhibits

Item 7 is amended and restated as follows:

Exhibit 1
Share Purchase Agreement, between the Company and Aviv Tzidon and Michael Ilan Management and Investments Ltd., dated August 17, 2017 (incorporated herein by reference to Exhibit 99.1 of the Report on Form 6-K filed by the Issuer on August 23, 2017).

Exhibit 2
Form of Registration Rights Agreement, between the Company and Aviv Tzidon, A.O. Tzidon (1999) Ltd., and Michael Ilan Management and Investments Ltd., Magic Stones- Gemstone Import and Marketing Ltd, and Omer Bar Yohay and Dekel Tzidon.  (incorporated herein by reference to Exhibit 99.2 of the Report on Form 6-K filed by the Issuer on August 23, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2018

Magic Stones Gemstone Import and Marketing Ltd.
By: /s/ Michael Ilan Name: Michael Ilan Title: Chairman
Kadima Hasharon Holding Company Ltd.
By: /s/ Michael Ilan Name: Michael Ilan Title: Chairman
Michael Ilan Management and Investments Ltd.
By: /s/ Michael Ilan Name: Michael Ilan Title: Chairman
/s/ Michael Ilan Michael Ilan